SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 27, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated April 26, 2006, relating to Company’s financial results for the three months ended March 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: April 27, 2006

Actions Semiconductor Reports First Quarter 2006 Results

Company Reports Record Q1 Revenues of $35.8 Million, Q1 Operating Margin of 42.2%

ZHUHAI, China, April 26, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip solutions for portable consumer electronics, today reported strong financial results for the first quarter ended March 31, 2006.

All financial results are reported on U.S. GAAP basis.

Revenue for the first quarter of 2006 was $35.8 million, a 4.4% increase over revenue of $34.3 million for the first quarter of 2005, and a 10.3% decrease over revenue of $39.9 million for the fourth quarter of 2005.

Net income for the first quarter of 2006 was $14.9 million, or $0.17 per diluted ADS, compared to $17.9 million, or $0.22 per diluted ADS, for the first quarter of 2005, and compared to $19.9 million, or $0.24 per diluted ADS, for the fourth quarter of 2005.

Actions Semiconductor reported operating margins of 42.2% and gross margins of 54.8% for the first quarter of 2006. The Company ended the quarter with $105.8 million in cash and cash equivalents and $32.9 million in term deposits, which have a maturity of more than 3 months but less than 1 year.

“The first quarter of 2006 marks the onset of what we believe will be an exciting year for Actions,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “During the first quarter, we continued to execute our unique business model and strengthened our technology platform. We expanded our product offerings and further penetrated many existing and new markets. At the same time, we maintained our high operating margins by leveraging our advantages in lower manufacturing costs and higher operating efficiencies.”

“Our positive financial results were driven by a strong demand for our products as we continued to gain market share from our competitors. As the prices for NAND flash declined, increasing demand for NAND flash based devices resulted in a steady increase in demand for our products,” continued Mr. Yeh. “Importantly, we expanded our product portfolio with the successful launch of our latest Series 9 products. Our Series 9 products allow us to further establish Actions as a key player in the personal media player (PMP) market segment and broaden our market opportunity. Incorporating our latest generation of video technology, we believe our Series 9 products will contribute meaningfully to our 2006 financial results. Moving forward, we believe that we are well-positioned to capitalize on the opportunities ahead of us,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended June 30, 2006, Actions Semiconductor estimates revenue in the range of $36 to $39 million, and fully diluted earnings per ADS in the range of $0.17 to $0.20.

Conference Call Details

The Actions Semiconductor First Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time today, Wednesday, April 26, 2006. To participate in the live call, analysts and investors should dial (800) 884-5695 or (617) 786-2960 and enter passcode 21464947 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available through May 3, 2006, by dialing (888) 286-8010 and entering the passcode: 46547802. Callers outside the U.S. and Canada may access the replay by dialing (617) 801-6888 and entering the passcode 46547802.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:

Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or	+86-756 3392 353 *1015
415-217-4967

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	March 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Current assets :
Cash and cash equivalents	$105,844	$108,896
Term deposit	$32,906	$23,172
Restricted cash	7,793	2,478
Accounts receivable	6,220	8,025
Notes receivable	2,211	1,722
Prepaid expenses and other current assets	2,360	1,973
Inventories	5,614	7,023
Income tax recoverable		11
Deferred tax assets	14	528

Total current assets	162,962	153,828

Property, plant and equipment, net	4,782	2,360
Acquired intangible assets, net	2,135	1,889
Long term investments	1,625	500
Rental deposits	11	11
Deposit paid for acquisition of property, plant and equipment	264	—

Total assets	$171,779	$158,588

Current liabilities :
Accounts payable	$10,022	$13,086
Accrued expenses and other current liabilities	6,362	11,776
Income tax payable	757	—
Short-term bank loan	7,688	2,374
Other liabilities	44	71

Total current liabilities	24,873	27,307

Other liabilities	374	124

Total liabilities	25,247	27,431

Minority interests	573	582

Stockholders’ equity :
Ordinary shares of par value $0.000001:	1	1
2,000,000,000 shares authorised
516,000,000 shares issued and outstanding in 2005, and (unaudited) at March 31, 2006
Additional paid-in capital	49,629	49,629
Accumulated other comprehensive income	1,687	1,224
Retained earnings	94,642	79,721

Total stockholders’ equity	145,959	130,575

Total liabilities and stockholders’ equity	$171,779	$158,588

ACTIONS SEMICONDUCTOR CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Three months ended March 31,		Three months ended December 31, 2005
	2006	2005
	(un audited)		(unaudited)
Net Revenues	$35,832	$34,306	$39,899

Cost of revenues :	16,209	14,291	17,247

Gross Profit	19,623	20,015	22,652

Operating Expenses :
Research and development	2,080	1,115	1,324
Sales and marketing	318	269	(109)
General and administrative	2,111	1,504	3,033

Total operating expenses	4,509	2,888	4,248

Income from operations	15,114	17,127	18,404

Other income, net	1,077	739	658

Income before income taxes	16,191	17,866	19,062

Income taxes	1,285	—	(822)

Minority Interests	(9)	—	(18)

Net income	$14,915	$17,866	$19,902

Net income per share(ADRS) :
Basic	$0.17	$0.22	$0.24

Diluted	$0.17	$0.22	$0.24

Number of shares(ADRS) used in net income per share calculation:
Basic	86,000,000	80,000,000	82,000,000

Diluted	86,000,000	80,000,000	82,000,000